UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 1 May 2014

Commission File Number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement on Form F-3 (File No’s. 333-189150; 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No’s. 333-189150; 333-189150-01):

Exhibit	Document
99.1	Capitalisation table as at 31 March 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
(Registrant)
Date: 1 May 2014
	By:	/s/ George Culmer
		Name:	George Culmer
		Title:	Chief Financial Officer

Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2014.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2014
(£m)
Capitalisation
Equity
Shareholders’ equity	40,611
Non-controlling interests	353
Total equity	40,964

Indebtedness

Subordinated liabilities	31,814

Debt securities
Debt securities in issue	81,723
Liabilities held at fair value through profit or loss (debt securities)	5,347
Total debt securities	87,070

Total indebtedness	118,884

Total capitalisation and indebtedness	159,848

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 31 March 2014, all indebtedness was unsecured except for £45.8 billion of securitisation notes and covered bonds and £3.5 billion of debt securities issued by the Group’s asset-backed conduits.

On 6 March 2014 the Group announced concurrent Sterling, Euro and Dollar exchange offers for holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition to these exchange offers, the Group made a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash.  The exchange offers completed in April 2014 with the equivalent of £4.0 billion of Sterling and Euro ECNs being exchanged for the equivalent of £4.35 billion of AT1 securities; and approximately US$1.6 billion of US Dollar ECNs being exchanged for US$ 1.675 billion of AT1 securities (approximately £1 billion). In total, therefore, approximately £5.35 billion of AT1 securities were issued.  The retail tender offer also completed in April 2014, with approximately £58.5 million of ECNs being repurchased for cash.  A loss of £1.4 billion in relation to these exchange and tender offers will be recognised in the second quarter of 2014.

Other than as described above, there have been no issuances or redemptions of subordinated liabilities since 31 March 2014.

Other than as described above, there has been no material change in the information set forth in the table above since 31 March 2014.